UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Rise Gold Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

76760R100

(CUSIP Number)

Daniel Oliver Jr.

713 Silvermine Road

New Canaan, CT 06840

(646) 797-3134

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 9, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP No. 76760R100

1	NAME OF REPORTING PERSON Daniel Oliver Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 432,958 (1)
	8	SHARED VOTING POWER 9,872,849
	9	SOLE DISPOSITIVE POWER 432,958 (1)
	10	SHARED DISPOSITIVE POWER 9,872,849
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 10,305,807 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.9% (2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1) Includes 294,070 shares of common stock underlying options

(2) Based on a total of 51,486,682 shares of common stock outstanding on April 9, 2024

SCHEDULE 13D

CUSIP No. 76760R100

1	NAME OF REPORTING PERSON Myrmikan Gold Fund, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,872,849
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,872,849
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 9,872,849
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.2% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IV

(1) Based on a total of 51,486,682 shares of common stock outstanding on April 9, 2024

SCHEDULE 13D

CUSIP No. 76760R100

1	NAME OF REPORTING PERSON Myrmikan Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,872,849
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,872,849
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 9,872,849
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.2% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IV

(1) Based on a total of 51,486,682 shares of common stock outstanding on April 9, 2024

Item 1. Security and Issuer.

The name of the issuer is Rise Gold Corp., a Nevada corporation (the "Issuer"), which has its principal executive offices at Suite 650, 669 Howe Street, Vancouver, British Columbia, Canada V6C 0B4. This report relates to the Issuer's class of common stock without par value.

Item 2. Identity and Background.

(a): This Schedule 13D amendment (this "Amendment") has been jointly filed by Daniel Oliver Jr. as an individual, Myrmikan Gold Fund, LLC, a private investment fund (the "Fund"), and Myrmikan Capital, LLC, an investment adviser and manager of the Fund (the "Manager"). Mr. Oliver owns a 97.5% membership interest in, and is the manager of, the Manager. The parties filing the Schedule 13D are also referred to herein as "reporting persons."

(b): The address of each of the reporting persons is 713 Silvermine Road, New Canaan, Connecticut 06840.

(c): The Fund's principal business is investing in securities. The Manager's principal business is providing investment management for the Fund. Mr. Oliver's principal business is acting as manager of the Manager and providing investment management for the Fund.

(d): During the last five years none of the reporting persons has been convicted in a criminal proceeding.

(e): During the last five years, none of the reporting persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in their being subject, either currently or in the past, to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f): Mr. Oliver is citizen of the United States. The Fund is a Delaware limited liability company. The Manager is a Delaware limited liability company.

Item 3. Source and Amount of Funds or Other Consideration.

On April 9, 2024, the Fund purchased 2,700,000 units (the "Units") from the Issuer in a private offering for a purchase price of $0.095 per Unit (the "Purchase Price"). Each Unit was comprised of one share of the Issuer's common stock and one-half common stock purchase warrant (each whole warrant, a "Warrant"). By its terms, each whole Warrant is exercisable to buy an additional share of the Issuer's common stock at an exercise price of $0.158 for a term of three years. The Fund used its own investment funds to pay the Purchase Price. See Items 5, 6 and 7 below for additional information regarding the Warrants and other warrants held by the reporting persons.

Item 4. Purpose of Transaction.

The Fund purchased the Units as described in Item 3 for investment purposes. All securities of the Issuer that are beneficially owned by the reporting persons are held for investment purposes.

Mr. Oliver intends to continue to seek to influence the policies of the Issuer with a goal of maximizing the value of the Issuer's common stock.

As of the date hereof, and except as otherwise disclosed herein, Mr. Oliver, the Fund and the Manager do not have any plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the management of the Issuer or any change in the present board of directors of the Issuer other than in connection with the normal nominating process of the full board of directors for the Issuer's annual meeting of stockholders;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

The reporting persons may purchase, sell or transfer common stock beneficially owned by them from time to time in private or public transactions depending on economic considerations. Any such transactions may be effected at any time or from time to time subject to any applicable limitations imposed on the sale of the common stock by applicable law.

Item 5. Interest in Securities of the Issuer.

(a) - (b) As of the date of this report, Mr. Oliver beneficially owns, directly or indirectly, a total of 10,305,807 shares of the Issuer's common stock, which constitutes 19.9% of the class of common stock as calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934. The Fund beneficially owns a total of 9,872,849 shares of common stock, which constitutes 19.2% of the class as calculated in accordance with Rule 13d-3. As the manager of the Fund, the Manager is deemed to share beneficial ownership of the shares beneficially owned by the Fund. As the manager of the Manager, Mr. Oliver is likewise deemed to share beneficial ownership of the shares beneficially owned by the Fund and the Manager.

Rule 13d-3 provides, in part, that shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option or warrant) within 60 days.

In computing the percentage ownership of any person under Rule 13d-3, the number of shares outstanding is deemed to include the number of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of the person does not necessarily reflect a person's actual ownership or voting power with respect to the number of shares actually outstanding.

All shares of common stock listed in the table below are currently beneficially owned, directly or indirectly, by Mr. Oliver. The Fund and the Manager share beneficial ownership of the 9,872,849 shares of common stock held by the Fund. As of April 9, 2024, a total of 51,486,682 shares of the Issuer's common stock were outstanding.

Outstanding Shares	Shares Underlying Currently Exercisable Warrants or Options	Registered Holders
138,888 (1)		Mr. Oliver
	294,070 (1) (Underlying Options)	Mr. Oliver
9,872,849 (2)		The Fund

(1) Voting and dispositive power held solely by Mr. Oliver

(2) Voting and dispositive power shared by the Fund, the Manager and Mr. Oliver

(c) Except as disclosed in this Amendment, the reporting persons did not engage in any transactions in the Issuer's class of common stock during the last 60 days.

(d) No person other than the reporting persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the reporting persons.

(e) Item 5(e) is not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Mr. Oliver serves as a member of the Board of Directors of the Issuer.

The information provided in Items 3, 4 and 5 is incorporated by reference in its entirety in this Item 6.

On April 9, 2024, Mr. Oliver and the Fund entered into warrant standstill agreements with the Issuer, pursuant to which each agreed not to exercise their outstanding warrants to buy the Issuer's common stock, including the Warrants purchased by the Fund on April 9, 2024. The form of each of those agreements is included as Exhibit "B" and Exhibit "C" to this Amendment, respectively. Each agreement will remain in effect until terminated upon 61 days' written notice to the Issuer from the applicable reporting person. Accordingly, the reporting persons currently do not beneficially own any of the common shares underlying the warrants covered by the agreements, as defined for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended.

Item 7. Material to be Filed as Exhibits.

The reporting persons entered into a Joint Filing Agreement dated September 29, 2023, which was filed as Exhibit "A" to the initial filing of this Schedule 13D.

Attached as Exhibit "B" to this Amendment is the Form of Warrant Standstill Agreement between Daniel Oliver Jr. and the Issuer dated April 9, 2024.

Attached as Exhibit "C" to this Amendment is the Form of Warrant Standstill Agreement between Myrmikan Gold Fund, LLC and the Issuer dated April 9, 2024.

[Signature page follows]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 12, 2024

/s/ Daniel Oliver Jr
Daniel Oliver Jr

Myrmikan Gold Fund, LLC

By:	/s/ Daniel Oliver Jr
Manager of Myrmikan
Capital, LLC

Myrmikan Capital, LLC

By:	/s/ Daniel Oliver Jr
Manager

EXHIBIT "B"

Form of Warrant Standstill Agreement - Daniel Oliver Jr.

Daniel Oliver Jr.

713 Silvermine Road

New Canaan, Connecticut 06840

April 9, 2024

Rise Gold Corp.

345 Crown Point Circle, Unit 600

Grass Valley, California 95945

Re: Warrant Standstill Agreement

To: Rise Gold Corp. (the "Company")

In connection with the private offering by the Company on this date of units, each of which is comprised of one common share of the Company and one-half of a common share purchase warrant of the Company, this letter confirms the understanding and agreement of the undersigned and the Company regarding the following matters (this "Agreement"):

1. While this Agreement remains in effect, the undersigned will not exercise and the Company will not facilitate the exercise of any of the warrants of the Company held by the undersigned as of this date, including, for greater clarity, the following warrants (collectively, the "Warrants"):

Certificate Number	Number of Warrants	Expiry Date	Current Exercise Price
230217-DW02.02	115,000	2-17-25	US$0.60
190909-W09.03	374,000	9-9-24	C$1.00

2. This Agreement will terminate and no longer be in effect upon the first to occur of (a) the date falling 61 days after the date on which the undersigned gives written notice of termination of the Agreement to the Company by an email transmitted to an officer of the Company, and (b) the date on which all of the Warrants have expired.

3. This Agreement may be signed in counterparts, and delivery of copies of this Agreement with facsimile signatures will be sufficient to create a valid contract.

If the Company agrees with the foregoing terms and conditions, please indicate its acceptance of this Agreement by executing a copy of this letter below and delivering the same to the undersigned.

Yours very truly,

_______________________________________

Daniel Oliver Jr.

This Agreement is hereby accepted as of April 9, 2024.

RISE GOLD CORP.

Per:
Joseph Mullin
President and Chief Executive Officer

EXHIBIT "C"

Form of Warrant Standstill Agreement - Myrmikan Gold Fund, LLC

Myrmikan Gold Fund, LLC

713 Silvermine Road

New Canaan, Connecticut 06840

April 9, 2024

Rise Gold Corp.

345 Crown Point Circle, Unit 600

Grass Valley, California 95945

Re: Warrant Standstill Agreement

To: Rise Gold Corp. (the "Company")

In connection with the private purchase from the Company on this date by Myrmikan Gold Fund, LLC ("Myrmikan") of units, each of which is comprised of one common share of the Company and one-half of a common share purchase warrant of the Company, this letter confirms the understanding and agreement of Myrmikan and the Company regarding the following matters (this "Agreement"):

1. While this Agreement remains in effect, Myrmikan will not exercise and the Company will not facilitate the exercise of (a) any of the warrants purchased by Myrmikan from the Company on this date, or (b) any of the other warrants of the Company held by Myrmikan as of this date, including, for greater clarity, the following warrants (collectively, the "Warrants"):

Certificate Number	Number of Warrants	Expiry Date	Current Exercise Price
240409-W01.01	1,350,000	4-9-27	US$0.158
231207-W02.20	140,000	12-7-25	US$0.26
231107-W01.01	750,000	11-7-25	US$0.26
230131-W01.22	187,500	1-31-25	US$0.60
201118-W07.32	33,334	7-31-24	US$1.00
200731-W07.04	140,000	7-31-24	US$1.00
190819-W07.09	85,000	8-19-24	C$1.00

2. This Agreement will terminate and no longer be in effect upon the first to occur of (a) the date falling 61 days after the date on which Myrmikan gives written notice of termination of the Agreement to the Company by an email transmitted to an officer of the Company, and (b) the date on which all of the Warrants have expired.

3. This Agreement may be signed in counterparts, and delivery of copies of this Agreement with facsimile signatures will be sufficient to create a valid contract.

If the Company agrees with the foregoing terms and conditions, please indicate its acceptance of this Agreement by executing a copy of this letter below and delivering the same to Myrmikan.

Yours very truly,

MYRMIKAN GOLD FUND, LLC

By:
Daniel Oliver Jr., as Manager of Myrmikan Capital, LLC, the Manager of Myrmikan Gold Fund, LLC

This Agreement is hereby accepted as of April 9, 2024.

RISE GOLD CORP.

Per:
Joseph Mullin
President and Chief Executive Officer